                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              HotYellow98.Com, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

       Nevada                                               88-0376328
--------------------------------                    ----------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)



2727 Broadway Street, Suite 3, Buffalo, New York              14227
------------------------------------------------    ----------------------------
(Address of Principal Executive Offices)                      (Zip Code)

                                  716-895-8018
--------------------------------------------------------------------------------
                            Issuer's Telephone Number

 ................................................................................

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                   Name of Each Exchange on Which Registered

          None                                                  N/A

          Securities to be registered pursuant to Section 12(g) of the
Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)

 ................................................................................

ITEM 1. DESCRIPTION OF BUSINESS.

         HotYellow98.Com, Inc. (the "Company") is a Nevada corporation incorporated in June 1997 as "Union Chemical Corporation." The Company was formed in order to be a partner in a joint venture that was never consummated and had no operations as Union Chemical Corporation. Its operations commenced in June 1999, as more fully described below, when its name change became effective. The Company's executive offices are located in Buffalo, New York. Its sales, support and marketing offices are located in Scottsdale, Arizona.

         On June 15, 1999, the Company acquired the internet domain name HotYellow98.com, the related webmaster hosting business and all incidental computer hardware and software as well as a Consulting Agreement with Project Finance Associates, Inc from HotYellow98.com, an Arizona corporation (the "Prior Entity") in exchange for 20,000,000 shares of Company Common Stock (and an additional 919,908 shares which are expected to be issued to certain Company webmasters as described elsewhere herein) and three year non-competition agreements from the certain shareholders of the Prior Entity. On July 15, 1999, the Company acquired an 80% interest in NetSurf, Inc., a Toronto, Canada-based software and systems developer specializing in internet servicing and solutions. NetSurf, which was organized in November 1994 was previously beneficially owned, inter alia, by Andrzej Rok. Prior to its acquisition the Company utilized the services of NetSurf to develop copyrighted software. See, Item 5 below (Directors and Executive Officers, Promoters and Control Persons).

         From March through September 1998 the Prior Entity was engaged in research and development and software implementation. Beta-testing followed in the fall of 1998 and the operations of the Prior Entity commenced in February 1999.

         The Company is an emerging internet corporation which was formed to assist entrepreneurs, small to medium-sized home-based businesses and traditional retail establishments in the use of the internet to promote their products and services. The Company's current source of income is derived primarily from the set-up and monthly fees obtained from its webmasters, individuals and entities who obtain, among other things, a website and the ability to distribute an unlimited number of additional websites which can be used without the payment of any fees.

         The Company offers a turn-key package to individuals and businesses who wish a presence on the worldwide web. Through the Company's website, www.HotYellow98.com, visitors are able to create their own personal, lifetime websites without charge. In addition by agreeing to become webmasters a visitor can give-away an unlimited number of free websites to the public at large through the payment of an initial $99.00 set-up fee (which includes the first month's fee). Continued webmaster status is based upon the payment of a $49.50 monthly fee. The Company believes that webmaster status is considered desirable since each free website that is generated by a webmaster contains a link/banner to his own website. This approach is considered a meaningful method of obtaining advertisement and increased traffic at a minimal cost. The free websites come with an assortment of benefits, such as 24-hour hosting, unlimited E-mail addresses, free file uploading and discounts from local, national and global merchants. In addition, the Company through a series of e-mail communications stresses to free site holders the benefits of converting to webmaster status.

         Those that acquire a free website can in turn become a second generation webmaster for the same set-up and monthly costs described above. Second generation webmasters can also offer free websites each of which, in turn, has a link/banner providing access to his own website. When this happens the original webmaster's link/banner is removed. However, in such an event the original
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webmaster obtains a 15% commission on the monthly fees paid by the second generation webmaster directly from the Company. The original webmaster can also obtain a 10% commission directly from the Company in the event third generation webmasters result.

         Visitors to the Company's home-page can also obtain a free website without being directly sponsored by a webmaster. However, in such a case a webmaster still obtains credit through the Company's system of automatic rotation. All Company webmasters are automatically rotated to the Company's home-page. The webmaster who is so rotated when the visitor's website is generated automatically obtains credit for the new website.

         The Company believes that the ability of webmasters to give-away free sites will be particularly attractive to traditional retail establishments. Once a retailer becomes a webmaster it can give-away free websites to its entire customer-base. Since each free website contains a link to the retailer, the retailer can advertise specials, develop coupon programs and offer discounts as well as generate additional income from those customers who themselves become webmasters.

         The Company estimates it currently has over 1,700 webmasters. Webmasters currently reside in the United States, Australia, South Africa, Germany, the Netherlands, France and the U.K.

         An additional source of revenue is the Company's domain name hosting services for non-webmasters. The Company charges $14.95 per month to host a customer's domain name for those who have the ability to write in the html internet language. For those who do not the Company charges $29.95 per month to host a customer's domain name and website that is created through the use of the Company's "Page Wizard." The Company has a direct link to Network Solutions, the company that has the exclusive right to register all domain names.

         The Company also generates income through its merchant services program that provides real-time, online purchasing opportunities. It anticipates that it will seek to create future sources of income such as e-commerce for proprietary products and the products and services offered by webmasters, advertising revenues on its home-page and search engine and the Company's discount merchandise card although there can be no assurance that it will be successful in doing so. On July 13, 1999, the Company entered into an agreement granting E-Commerce Exchange, LLC the exclusive right to solicit all persons that the Company comes into contact with as a result of its business for the purpose of providing them with merchant accounts, e-commerce software and electronic processing equipment. The agreement, which provides for payments to the Company for customers E-Commerce obtains, is for a one-year term expiring July 1, 2000 which is automatically renewed for additional one year terms unless earlier terminated. The Company's growth in its core business operations has delayed its entry into other lucrative internet applications and services and its ability to increase the content component of its own website.

         The Company has numerous competitors and competition is expected to increase in the future. Several well-known internet companies have used the free site giveaway concept and thus are in direct competition to the Company's operations. The Company believes, however, that no other internet company presently provides a system comparable to the Company's where website owners can promote and develop their own sites through the give-away of free websites. Among the Company's competitors are the following.

         GeoCities.com began business in 1995 and was one of the first internet companies to give away free websites. Yahoo, one of the internet's primary search engines, invested heavily in GeoCities.com and such support is expected to continue in the future. GeoCities.com offers a
                                       2


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website building program as well as GeoShop, a small business solution allowing subscribers to take their business online with a customized pre-built store-front. Enhancements include newsletters, membership updates and other information. The Company estimates that GeoCities.com has a community of approximately 4 million sites. The Company believes that it is the fifth highest trafficked site on the internet. GeoCities.com is a public company which is estimated to have annual earnings of approximately $9 million.

         TheGlobe.com was founded in 1994 and has received substantial investment capital from former Alamo-Rent-A-Car owner Michael Egan. TheGlobe.com built its community as did GeoCities.com by giving away free websites. Subsequently it recruited content providers to give users a wide array of news, entertainment and other information to provide an interactive site opportunity. Forty percent of theGlobe.com's visitors are international users. Its primary source of revenue is derived from the sale of advertising with additional revenues generated through e-commerce and the sale of membership subscriptions for enhanced services. It is traded on the NASDAQ.

         Tripod.com is a Lycos network site and is owned by USA TV Network. It also was established to build a community through the gifting of free website and the provision of web building tools to allow users to develop their own sites. The Company believes that Tripod.com has 3 million members. Tripod.com also offers domain name registration and hosting as well as a variety of other content to its users. Its main revenues come from a two-level membership structure. It provides members with the opportunity to build their own site, have chat room experiences with members and access to discounts and specials on books, CDs and other merchandise. The Company believes that Tripod.com is one of the top fifteen most popular sites on the internet.

         Register.com advertises itself as the "first step on the Web." While it does not give away free websites it competes with the Company by providing web registration and procurement of domain names. As of April 18, 1999 the Company believes register.com had registered 482,053 domain names.

         Siteamerica.com also offers web hosting and e-commerce services. Its services are priced from $25 per month for web hosting services to $299 per month for its advertised site developer. Rather than focusing on their own internet applications Siteamerica.com has been developed to provider such services for its own customers.

         As of July 31, 1999, the Company employed fifteen full-time and one part-time employees. Of these, two full-time employees are engaged in marketing and sales, two full-time employees are administrative personnel and eleven full-time and one part-time are clerical and support personnel. None of the Company's employees are members to any collective bargaining agreement. The Company considers its relationships with its employees to be excellent.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company's plan of operation for the next twelve months includes primarily the continued implementation of its on-going operations. The Company believes that its current cash requirements can be met through its cash flow as the Company is currently debt-free. Management, however, is discussing the possibility of raising capital through a small private placement to fund short-term needs. Management is also discussing raising additional capital through a registered public offering under the Securities Act of 1933. Any such public offering is expected to seek approximately $20 million the proceeds of which are currently expected to be used to implement an
                                       3
additional phase of the Company's advertising and marketing program, increase the Company's staff to meet then existing needs, acquire additional computer and peripheral equipment and support any strategic acquisitions deemed necessary in order to meet the Company's longer-term goals.

         The Company is continually researching possibilities for revenue-generation on the internet and expects to do so for the balance of its plan. The use of the internet for a wide variety of purposes is a rapidly developing technology. The Company is thus unable to predict with any certainty what research it will engage in during the balance of its plan of operation. However, the Company has no plans to engage in research or development outside of the internet arena.

         The Company does not anticipate any purchase or sale of significant plant or equipment in the next twelve months. The Company's growth has resulted in a significant increase in the number of its employees and expects that additional employees will be added in the near future.

         Forward-looking statements in this document are intended to be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements involve risks and uncertainties, including risks of uncertainties in customer acquisition and retention, risks inherent in internet technology and operations. No assurances can be given that actual results will not differ materially from those contained herein.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company's executive offices are located in Buffalo, New York. Its sales, support and marketing offices are located in Scottsdale, Arizona. The Company leases both offices.

         The Scottsdale facility contains 2,253 square feet of space and two covered parking spaces and is leased for a three-year term which commenced February 15, 1999. Monthly rental is $2,295.80.

         The Buffalo facility contains 1,800 square feet and is leased on a month to month basis. Base monthly rental is $925. The Company also pays common area maintenance charges which amount to approximately $425 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The Company has one class of securities outstanding, Common Stock, par value $.001 per share. There is an aggregate of 23,321,932 shares issued and outstanding and an additional 919,908 shares which may be issued to certain webmasters as explained elsewhere herein. The following table sets forth certain information regarding each person or group who is known to the Company to be the beneficial owner of more than 5% of the Company's issued and outstanding shares of Common Stock as of July 31, 1999 (excluding such 919,908 shares and the 200,000 shares issuable on exercise of the warrants owned by Project Finance Associates).


         Name and Address            Amount and Nature of Ownership(1)       Percent
         ----------------            -------------------------------         -------

         Apocalypse, LLC(2)                9,300,000                            39.9%
         37 Fruehauf Avenue
         Snyder, New York 14226

         Duaine R. Warren(3)               4,300,000                            18.4
         16530 Nicklaus Drive
         Fountain Hills, Az. 85268

         Patricia A. Warren                4,300,000                            18.4
         9882 East Aster Drive
         Scottsdale, Az. 85260
















------------------------------
(1) All shares are held of record and beneficially except as otherwise indicated. Percent figures assume only 100,000 shares are issued in connection with the acquisition of NetSurf, Inc. as described elsewhere herein.
(2) Company is wholly-owned by Sandra DeLeo who may be considered the beneficial owner of these shares. Ms. Deleo's husband, Neal C. Deleo, owns of record an additional 300,000 shares of Company Common Stock (1.29% of the issued and outstanding.)
(3) Duaine Warren is Patricia Warren's father-in-law. For purposes of Regulation S-B they may be deemed to constitute a group although each hereby disclaims beneficial ownership of the other's shares of Common Stock.

         The following table sets forth certain information regarding the shares of Company Common Stock owned beneficially by each executive officer and director of the Company and all executive officers and directors as a group as of July 31, 1999 (excluding the 919,908 shares which may be issued to certain webmasters as described above and the 200,000 shares issuable on exercise of the warrants owned by Project Finance Associates). Mr. Fox's employment arrangement with the Company expires August 31, 1999. His successor is currently being sought.


Name and Address              Amount and Nature of Ownership(1)       Percent
----------------              -------------------------------         -------

Duaine R. Warren                       4,300,000                        18.4%
Chairman of the Board
16530 Nickalus Drive
Fountain Hills, Az. 85268

J. Daniel Fox                          None                             0
President, Chief  Executive
Officer and Director
7550 East Redfield Road, # 150
Scottsdale, Az. 85260

Patricia A. Warren                     4,300,000                        18.4
Vice President and Director
9882 East Aster Drive
Scottsdale, Az. 85260

Francis R. Law                         1,000,000                        4.3
Secretary/Treasurer,  Chief
Financial Officer and Director
54 Brookdale Drive
Williamsville, New York 14221

Troy Warren(2)                             0                    0
Marketing Director
9882 East Aster Drive
Scottsdale, Az. 85260

Andrzej Rok                              63,000(3)                      .27%
Technical Services Administrator
482 Country Club Crescent
Mississauga, Ontario L5J2R2

All executive officers and Directors as a group (6 persons)       9,663,000                      41.4%







------------------------------
(1) All shares are held of record and beneficially except as otherwise indicated. Percent figures assume only 100,000 shares are issued in connection with the acquisition of NetSurf, Inc. as described elsewhere herein.
(2) Mr. Warren is Patricia's wife and Duaine's son. Each of these persons disclaim beneficial ownership of the shares held by others.
(3) Includes shares owned by Mrs. Rok and Mr. Rok's wholly-owned corporation. Subject to increase in connection with the acquisition of NetSurf, Inc. as described elsewhere herein.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following sets forth the names and ages of the directors and executive officers of the Company. Each director will serve until the next annual meeting of the stockholders or until his/her successor is duly elected and shall qualify. Each executive officer of the Company will serve until his/her successor is duly elected. Each director and executive officer of the Company has served since June 15, 1999. Mr. Fox's employment arrangement with the Company expires August 31, 1999. His successor is currently being sought.


Name and Age                           Positions Held
------------                           --------------
Duaine R. Warren (67)                  Chairman of the Board

J. Daniel Fox (37)                     President, Chief Executive
                                       Officer and Director

Patricia A. Warren (44)                Vice President and Director

Francis R. Law (42)                    Secretary/Treasurer, Chief
                                       Financial Officer and Director

Troy Warren (38)                       Marketing Director

Andrzej Rok  (33)                      Technical Services
                                       Administrator


         J. Daniel Fox served as Chief Executive Officer of Purified Products International, Inc., a beverage consolidator company, immediately prior to joining the Company. Previously he acted for three years as project consultant to emerging growth companies in a variety of industries. From 1985-1995 he was managing partner of a Southern California based real estate development and investment firm which dealt in commercial, residential and mixed-use properties. He has a B.S. degree in Business Administration from the University of Southern California.

         Patricia Warren has been a salesperson for Coldwell Banker Real Estate, for several automobile dealerships and then for the yellow pages, both print media and internet media. She attended Lamar University. She is married to Troy Warren and is Duaine Warren's daughter-in-law.

         Francis Law was the owner of Francis R. Law & Associates, Certified Public Accountants, from 1988-1997. He obtained his B.A. degree from LaVerne University, California, with a major in accounting and business.

         Duaine Warren has been retired since 1988. Previously he served in various capacities with Beatrice Foods, Chicago, Illinois, and Weaver Popcorn, Van Buren, Indiana. He attended Western Michigan University and Purdue University with a major in Industrial Engineering.

         Troy Warren has spent the past five years in the direct mail and mailing list industry. Previously he operated a travel agency and worked for Ramada Inns. He graduated Indiana University with a degree in Business Administration and Hotel Management.

         Andrzej Rok before joining the Company was Senior Consultant with NetSurf, Inc., Toronto, Canada, a software and systems developer. He obtained his B.S. degree with honors in Computer Science from York University.

ITEM 6. EXECUTIVE COMPENSATION.

         The following table sets forth information regarding the compensation payable to the executive officers and directors of the Company for the current fiscal year. Except as provided below there are currently no other items of compensation payable to such persons. None of such persons were affiliated with the Company prior to 1999. Mr. Fox's employment arrangement with the Company expires August 31, 1999. His successor is currently being sought.


Name and Position                           Annual Salary
-----------------                           -------------

J. Daniel Fox                               $ 78,000
President, Chief  Executive
Officer and Director

Patricia A. Warren                           220,000
Vice President and Director

Francis R. Law                                78,000
Secretary/Treasurer, Chief
Financial Officer and Director

Duaine R. Warren                              13,000
Chairman of the Board

         The Company does not currently have any stock option, restricted stock award or any other plan which provides for compensation to its officers and/or directors.

 ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The operations and assets of the Company were acquired from a predecessor company (also named "Hotyellow98.com"--herein the "Prior Entity") on June 15, 1999, in exchange for 20,000,000 shares of Company Common Stock which were then distributed by the Prior Entity to its stockholders, including Patricia, Troy and Duaine Warren; Francis R. Law; Apocalypse, LLC; Neal C. DeLeo. In addition, an aggregate of 919,908 shares of Common Stock are expected to be issued to approximately 1,900 persons who had previously become webmasters of the Prior Entity. The Company expects to file a Registration Statement covering such shares.

         Andrzej Rok, the Company's Technical Services Administrator, was previously Senior Consultant at and a shareholder of NetSurf, Inc., Toronto, Canada. In July 1999 he and the remaining NetSurf shareholders sold 80% of their NetSurf shares to the Company. The purchase agreement provided for the issuance of 100,000 shares of Common Stock to the NetSurf shareholders, subject to increase to a maximum of 1,000,000 additional shares if the bid price for Company Common Stock remains below $5.00 per share during the period of July 8, 2000 through July 14, 2000. Thus, the NetSurf shareholders have in effect been assured that they will receive shares of Common Stock equivalent to $500,000 in market value.

ITEM 8. DESCRIPTION OF SECURITIES.

         The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.001 per share. As of July 31, 1999, there were 23,321,932 shares issued and outstanding. Holders of Common Stock are entitled to cast one vote for each share held of record at all stockholder meetings for all purposes. Holders of Common Stock do not have cumulative voting rights in the election of directors and do not have preemptive rights. All outstanding shares of Common Stock are fully paid and non-assessable.

         The Company has issued warrants to purchase an aggregate of 200,000 shares of Common Stock to Project Finance Associates as described elsewhere herein. All warrants are exercisable for a period of two years. A total of 50,000 warrants are exercisable at $.25 per share, 50,000 warrants are exercisable at $.50 per share, 50,000 warrants are exercisable at $.75 per share and 50,000 warrants are exercisable at $1.00 per share.

         Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its sole discretion from funds legally available therefor.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Company's Common Stock is currently traded in the over-the-counter market. Prior to July 1999, there was no trading market for Company Common Stock and the trading, if any, that occurred consisted of privately negotiated transactions between private persons.

          For the period from July 1, 1999 through August 6, 1999, the closing bid price for Company Common Stock has ranged from $1.00 to $1.625 and the closing asked price has ranged from $1.75 to $2.25. (Source: National Quotation Bureau, LLC). Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

         As of July 31, 1999, the Company had approximately 130 holders of record.

         The Company has paid no cash dividends since inception and anticipates that no cash dividends will be payable in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not a party to any litigation or formal governmental proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company dismissed its prior principal independent accountant, A.E. Bell, Certified Public Accountant, St. Louis, Missouri on approximately June 15, 1999 contemporaneously with its acquisition of the HotYellow98.com business and operations. The change in accountants bore no relationship to any disagreements with A.E. Bell and resulted solely from the personal preferences of new management. A.E. Bell's prior reports on the Company's financial statements contained no adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principles. The dismissal of A.E. Bell was not the result of any disagreement on any matter of accounting principles or practices or any other matter required to be disclosed pursuant to Item 304 of Regulation S-B.

         The Company's new independent public accountants are Feldman, Sherb and Ehrlich & Co., 805 Third Avenue, New York, New York 10022.
         .
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company has 23,321,932 shares issued and outstanding of which 2,081,840 are freely transferable and 21,240,092 are restricted within the meaning of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933.

         The Company was incorporated as Union Chemical Corporation in June 1997 and thereafter sold 1,521,840 shares of Common Stock at a price of $.01 per share in reliance upon Rule 504 promulgated under the Securities Act of 1933 (the "Act"). Such shares were offered and sold directly by the Company without the use of an underwriter.

         On April 3, 1999, the Company sold 560,000 shares of Common Stock at a price of $.01 per share in reliance upon Rule 504. Such shares were offered and sold directly by the Company without the use of an underwriter.

         On June 15, 1999, the Company acquired the internet domain name HotYellow98.com, the related webmaster hosting business and all incidental computer hardware and software as well as a Consulting Agreement with Project Finance Associates, Inc in exchange for 20,000,000 shares of Company Common Stock (and an additional 919,908 shares which are expected to be issued to certain of the Company's webmasters as described elsewhere herein.) and three year non-competition agreements from certain shareholders of the Prior Entity. The 20,000,000 shares were sold in reliance upon the exemption contained in
Section 4(2) of the Act as not involving any public offering.

         The additional 919,908 shares of Common Stock referred to in the immediately preceding paragraph have not yet been issued. Such shares reflect the commitments of the Prior Entity to approximately 1,900 persons to provide them with equity interests as partial consideration for their becoming webmasters. While the Company does not believe it is under any obligation to satisfy such commitments it presently expects to do so. However, the Company does not believe that such shares can be issued without the benefit of registration under the Act and anticipates that registration will be sought in the near future. The Company also believes that such commitments may have violated the registration provisions of the Act and therefore anticipate that any such registration would be accompanied by an offer to the webmasters to repurchase the shares of the Prior Entity that they purchased. The Company hereby specifically disclaims any responsibility or liability for any actions or inactions which may have been taken by the Prior Entity.

         As described elsewhere herein on June 15, 1999, the Company assumed the obligations under the Consulting Agreement with Project Finance Associates, Inc., dated April 20, 1999. Pursuant to that Agreement the Company agreed to issue 1,140,092 shares of Common Stock to Project Finance Associates, Inc. and to issue warrants to purchase an additional of 200,000 shares of Company Common Stock. All warrants are exercisable for a period of two years. A total of 50,000 warrants are exercisable at $.25 per share, 50,000 warrants are exercisable at $.50 per share, 50,000 warrants are exercisable at $.75 per share and 50,000 warrants are exercisable at $1.00 per share. The shares of Common Stock and warrants were issued in reliance upon the exemption contained in Section 4(2) of the Act as not involving any public offering.

         On July 15, 1999 the Company acquired an 80% interest in NetSurf, Inc., a Toronto, Canada-based software and systems developer specializing in internet servicing and solutions. Prior to its acquisition the Company utilized the services of NetSurf to develop copyrighted software. The purchase agreement provided for the issuance of 100,000 shares of Common Stock to the NetSurf shareholders, subject to increase to a maximum of 1,000,000 additional shares if the bid price for Company Common Stock remains below $5.00 per share during the period of July 8, 2000 through July 14, 2000. Thus, the NetSurf shareholders have in effect been assured that they will receive shares of Common Stock equivalent to $500,000 in market value. The shares of Common Stock were issued in reliance upon the exemption contained in Section 4(2) of the Act as not involving any public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article VIII, Section 3 of the Company's By-laws provides that every Company director, officer, agent or employee shall be indemnified by the Company against all expenses and liabilities, including counsel fees and court costs, reasonably incurred by or imposed upon the indemnified party in connection with any proceeding to which they may be a party, or in which they may become involved, by reason of their being or having been a director, officer, agent or employee, whether they are or were serving at the request of the Company as a director, officer, agent or employee of the Company or divisions of the Company at the time said expenses were incurred, except in such cases wherein the director, officer, agent or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Company.

         The Nevada Revised Statutes also deal with the indemnification of officers and directors.

         NRS 78.7502 states as follows:
         "1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement,
                                       11
conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

              3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

         NRS 78.751 states as follows:
         "1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

         (a) By the stockholders;
         (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
         (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

         (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

         NRS 78.752 states as follows:
         "1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

         2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

         (a) The creation of a trust fund.
         (b) The establishment of a program of self-insurance.
         (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
         (d) The establishment of a letter of credit, guaranty or surety.

         No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

         3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

         4. In the absence of fraud:

         (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

         (b) The insurance or other financial arrangement:

                  (1) Is not void or voidable; and

                  (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

         5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS."

                                    PART III

ITEM 1. INDEX TO EXHIBITS.


                  ITEM                                                               PAGE
                  ----                                                               ----

         (2)(a) Articles of Incorporation, as amended

         (2)(b) By-Laws, as amended

         (3)(a) Form of Common Stock certificate

         (3)(b) Warrant for Project Finance Consultants, Inc.

         (6)(a) Consulting Agreement, dated April 20, 1999 by and between the
          Company and Project Finance Associates, Inc.

         (6)(b) Form of Non-Competition Agreement with Prior Owners

         (12)(a) Acquisition Agreement by and between Company and Hotyellow98.com dated June 15, 1999.

         (12)(b) Acquisition Agreement by and between Company, Netsurf, Inc. and its Shareholders, dated July 15, 1999.

         (12)(c) Marketing and Confidentiality Agreement between Company and
         E-Commerce Exchange, LLC dated July 13, 1999.

ITEM 2. DESCRIPTION OF EXHIBITS.

          (2)(a) Articles of Incorporation, as amended

          (2)(b) By-Laws, as amended

          (3)(a) Form of Common Stock certificate

          (3)(b) Warrant for Project Finance Consultants, Inc.

          (6)(a) Consulting Agreement, dated April 20, 1999, by and between the
          Company and Project Finance Associates, Inc.

          (6)(b) Form of Non-Competition Agreement with Prior Owners.

         (12)(a) Acquisition Agreement by and between Company and Hotyellow98.com dated June 15, 1999.

         (12)(b) Acquisition Agreement by and between Company, Netsurf, Inc. and its Shareholders, dated July 15, 1999.

         (12)(c) Marketing and Confidentiality Agreement between Company and
         E-Commerce Exchange, LLC dated July 13, 1999.


                                    PART F/S

         Audited financial statements for years ended December 31, 1998 and 1997 and unaudited financial statements for four months ended April 30, 1999 are attached hereto.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HotYellow98.Com, Inc.
                                   ---------------------
                                        Registrant

Date: August  20, 1999             By:  /s/ Francis. R. Law
                                       --------------------
                                            Francis R. Law
                                            Chief Financial Officer

                             [A.E. BELL LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors Union Chemical Corporation

     We have audited the accompanying balance sheets of Union Chemical Corporation (a development stage Company) as of December 31, 1998 and December 31, 1997 and the related statement of income, stockholders equity and cash flows for the year ended December 31, 1998 and December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Chemical Corporation (a development stage Company) as of December 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the years ended December 31, 1998 and December 31, 1997 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company has been in the development stage since its inception on June 9, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.


St. Louis, Missouri
October 14, 1998
     and
January 5, 1999

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                            DECEMBER 31, 1998 & 1997
                        (See Independent Auditors Report)



                                     ASSETS

                                                    DECEMBER     DECEMBER
                                                    31, 1998     31, 1997
                                                    --------     --------
CASH                                                $ 10,070     $ 10,070

OTHER
 Organization costs                                    3,482        3,482

  Deferred tax asset,
   Net of valuation allowance (Note 3)                     -            -

                                                    --------     --------
                                                    $ 13,552     $ 13,552
                                                    ========     ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity
        Common stock, no par value -
        shares authorized, 25,000,000;
        issued and outstanding, 1,521,840           $ 15,218     $ 15,218

Deficit accumulated during the
   Development stage                                  (1,666)      (1,666)
                                                    --------     --------

            TOTAL                                   $ 13,552     $ 13,552
                                                    ========     ========




The accompanying notes are an integral part of these financial statements.

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                INCOME STATEMENT
                             FOR THE PERIODS ENDING
                     DECEMBER 31, 1998 AND DECEMBER 31, 1997
                       (See Independent Auditors' Report)

                                                     CUMULATIVE
                                                     DURING
                             YEAR ENDED  YEAR ENDED  DEVELOPMENT
                                 1998       1997     STAGE
                               ---------  --------   --------
Revenues                       $     --   $     --   $     --

Expenses                       $     --   $  1,666   $  1,666
                               --------   --------   --------

Net Loss Before Income Taxes   $     --   $  1,666   $  1,666

Income Taxes (Note 3)          $     --   $     --   $     --
                               --------   --------   --------

Net Loss                       $     --   $  1,666   $  1,666
                               --------   --------   --------

Net Loss per Common Share
 Continuing Operations         $     --   $     --   $     --
                               --------   --------   --------


Weighted Average
 Shares Outstanding             823,439    823,439    823,439
                               ========   ========   ========








The accompanying notes are an integral part of these financial statements.

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE PERIODS ENDED DECEMBER 31, 1998 AND 1997
                       (See Independent Auditors' Report)


                                                     EQUITY
                                                     ACCUMULATED
                             COMMON      COMMON      DURING THE
                             STOCK       STOCK       DEVELOPMENT
                             SHARES      AMOUNT      STAGE        TOTAL
                             ------      ------      -----        -----
Inception, June 9, 1997             --   $      --   $      --           --

Issuance of common stock
 during the period ended
 December 31, 1997           1,521,840   $  15,218          --       15,218

Net Loss for year ended
    December 31, 1998               --          --      (1,666)      (1,666)
                             ---------   ---------   ---------    ---------

Balance, December 31, 1998   1,521,840   $  15,218   $  (1,666)   $  13,552
                             =========   =========   =========    =========






















The accompanying notes are an integral part of these financial statements.

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                              FOR THE PERIOD ENDED
                           DECEMBER 31, 1998 AND 1997
                       (See Independent Auditors' Report)



                                                       YEAR             YEAR        CUMULATIVE
                                                       END              ENDED         DURING
                                                     DECEMBER 31     DECEMBER 31    DEVELOPMENT
                                                        1998            1997           STAGE
                                                        ----            ----           -----
OPERATING ACTIVITIES
    Net (loss)                                        $     --        $ (1,666)      $ (1,666)
    Adjustments to reconcile net
     Loss to net cash used in operating activities:
      Changes in assets & liabilities:
       Increase in organization costs                       --          (3,482)        (3,482)
       Increase in deferred tax asset                       --              --             --
       Increase in valuation allowance                      --              --             --
                                                      ---------       --------       --------

Cash Used in Operating Activities                     $               $ (5,148)      $ (5,148)
                                                      ---------       --------       --------
Financing Activities
    Stock issued for cash                             $               $ 15 218       $ 15,218
                                                      ---------       --------        -------

Cash Provided Financing Activities                    $               $ 15,218       $ 15,218
                                                      ---------       --------        -------

Net Change in Cash                                    $               $ 10,070       $ 10,070

Cash at Beginning of Period                           $ 10,070        $     --       $     --
                                                      ---------       --------       --------

Cash at End of Period                                 $ 10,070        $ 10,070       $ 10,070
                                                      ========        ========       ========












The accompanying notes are an integral part of these financial statements,

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                         SUMMARY OF ACCOUNTING POLICIES


Noncash Securities Issuance       Shares of common stock issued for other than
                                  cash have been assigned amounts equivalent to the fair value of the services received in exchange.

Earnings (Loss) per Share         Earnings (loss) per share are based on the
                                  weighted average number of common equivalent shares outstanding during the periods presented.

Cash Equivalents                  The Company considers all highly liquid Debt
                                  instruments purchased with a maturity of three months or less to be cash equivalent for purposes of the statements of cash flows.

Income Taxes                      The Company accounts for income taxes on
                                  the liability method, deferred income taxes are provided on the differences of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Use of Estimates                  The preparation of financial statements in
                                  conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

1. Business           The Company, a Nevada corporation located in St. Louis,
                      Missouri, was incorporated on June 9, 1997, and is currently in the development stage. At the time of its incorporation, the main purpose of the Company was to operate as a financial consultant to other companies by assisting them in management, mergers or acquisitions, and to arrange funding by either the private sectors or by IPO of securities. At the present time, the Company is looking into acquiring other companies to build its asset base for operations.

2. Development
   Stage Company      The Company is a development stage company as defined in
                      Financial Accounting Standards Board Statement No. 7. It has yet to commence full-scale operations. From inception through the date of these financial statements, the Company did not have any revenues or earnings.

                      If a public market develops for the Company's shares, certain privately-held companies or business opportunities may be interested in merging with the Company because the Company's securities would be publicly traded, thereby allowing the privately held company to become publicly traded through the merger.

                      At the current time, the Company has no agreement, understanding or arrangement to acquire or participate in any specific business opportunity nor has it identified any opportunities for investigation. The Company's potential future success depends upon its management and its continuing search for a business opportunity.

3. Income Taxes       Deferred income taxes arise from temporary differences
                      resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


      Amounts for deferred tax assets are as follows:

      December 31,                                                  1998
      ---------------------------------------------------------------------

      Deferred tax asset, net of
        Valuation allowance of $                  $
      ---------------------------------------------------------------------

      The following temporary differences gave rise to the deferred tax asset at December 31, 1998:

      December 31,                                                  1998
      ---------------------------------------------------------------------
      Tax benefit of net operating loss carryforward               $ 250
                                                                   -----

      Valuation allowance for judgement of realizability
      of net operating loss carryforward in future years           $(250)
                                                                   -----

      Because the Company has not generated taxable income since its inception, no provision for income taxes has been made.

      The Company has a carryforward of $1,666 in net operating losses.

      If such expenses could not be deducted, the net operating loss carryforward would be reduced by $1,666.

Supplemental Disclosures      December 31,                           1998
                              -------------------------------------------
                              Amount paid for interest               $

                              Amount paid for income taxes           $
                              -------------------------------------------

                 [FELDMAN SHERB HOROWITZ & CO., P.C. LETTERHEAD]



To the Board of directors and Shareholders of Union Chemical Corporation


We have compiled the accompanying balance sheet of Union Chemical Corporation as of April 30, 1999, and the related statements of operations, shareholders' equity and cash flows for the period from January 1, 1999 to April 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is the representation of management in the form of financial statements. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.



                                                    Certified Public Accountants




August 11, 1999

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 APRIL 30, 1999
                                   (UNAUDITED)

                                     ASSETS

                                                                 NONE




                      LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY
        Common stock, par value $.001, shares authorized, 25,000,000;
            issued and outstanding,1,521,840                            $  1,522
       Additional paid-in capital                                         13,696
       Deficit accumulated during the
         development stage                                               (15,218)
                                                                        --------

                         TOTAL                                          $
                                                                        ========





























           See accountant's compilation report and accompanying notes

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                     For the four     Cumulative
                                     months ended     During the
                                       April 30,      Development
                                         1999           Stage
                                     ------------    ------------
Revenue                               $              $

Expenses                                   13,552         15,218
                                      -----------    -----------

Net loss                              $   (13,552)   $   (15,218)
                                      ===========    ===========
Basic loss per common share           $     (0.01)   $     (0.01)
                                      -----------    -----------
Weighted average shares outstanding     1,521,840      1,521,840
                                      ===========    ===========
















           See accountant's compilation report and accompanying notes

                          -UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                                   (UNAUDITED)

                                                                         Deficit
                                                                        Accumulated
                                         Common          Common         During the
                                         Stock            Stock         Development
                                         Shares          Amount           Stage          Total
                                       ----------      ----------      -------------   ----------
Balance, December 31,1998               1,521,840      $   15,218      $   (1,666)     $   13,552

Net loss for the four months ended
April 30, 1999                                                            (13,552)        (13,552)
                                       ----------      ----------      ----------      ----------
Balance, April 30, 1999                 1,521,840      $   15,218      $  (15,218)     $       --
                                       ==========      ==========      ==========      ==========



           See accountant's compilation report and accompanying notes

                           UNION CHEMICAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH PLOWS
                                   (UNAUDITED)

                                                           For the four  Cumulative
                                                        Months ended     During the
                                                        April 30        Development
                                                        1999              Stage
                                                        --------         -------

CASH FLOWS FROM OPERATING ACTIVITIES
       Net loss                                          $(13,552)     $(15,218)
                                                         --------      --------
       Adjustments to reconcile net loss to net cash
           used in operations:
              Depreciation and amortization                 3,482         3,482
        Changes in assets and liabilities:
          Increase in organization costs                                 (3,482)
                                                         --------      --------
              Total Adjustments                             3,482
                                                         --------      --------

NET CASH USED IN OPERATIONS                               (10,070)      (15,218)
                                                         --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Stock issued for cash                                       --        15,218
                                                         --------      --------
NET CASH PROVIDED BY FINANCING
ACTIVITIES                                                     --        15,218
                                                         --------      --------

NET DECREASE IN CASH                                      (10,070)

CASH - beginning of period                                 10,070
                                                         --------      --------

CASH - end of period                                     $             $
                                                         ========      ========





















           See accountant's compilation report and accompanying notes

                           UNION CHEMICAL CORPORATION.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT

1.   THE COMPANY

          The Union Chemical Corporation ("the Company"), a Nevada corporation located in St. Louis, Missouri, was incorporated on June 9, 1997, and is currently in the development stage. At the time of its incorporation, the main purpose of the Company was to operate as a financial consultant to other companies by assisting them in management, mergers or acquisitions, and to arrange funding by either the private sectors or by IPO of securities. The Company is looking into acquiring other companies to build its asset base for operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a.  Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          b.  Earning per share

               Basic loss per share common share is based upon the weighted average number of shares outstanding.


3.   SUBSEQUENT EVENTS

          a. In May 1999, the Company issued 560,000 shares of its common stock for consulting services.

          b. On June 15, 1999, the Company issued 20,720,000 shares of its common stock to the shareholders of HotYellow98.Com, Inc., an Arizona corporation, for the assets of its website business including the use of the name "HotYellow98.Com." The Company then changed its name to HotYellow98.Com, Inc.

          c. On July 20, 1999, the Company acquired 80% of the outstanding shares of Netsurf. Net, a provider of internet services and solutions.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements as of April 30, 1999 presents the pro forma financial position of HotYellow98.Com, Inc. ("HotYellow," formerly known as Union Chemical Corporation (the "Company")) at April 30, 1999 as if the Company had issued 20,700,000 shares of its common stock to the shareholders of HotYellow98.Com, Inc., an Arizona corporation, for certain assets and the use of the name of HotYellow98.Com, Inc. at such date.

The unaudited pro forma statement of operations for the four months ended April 30, 1999, reflect the results of HotYellow as if the transaction summarized in the preceding paragraph had occurred as of January 1, 1999.

The unaudited pro forma statement of operations do not necessarily represent actual results that would have been achieved had HotYellow and certain assets including the operations of HotYellow98.Com, Inc. had been purchased at the beginning of the period, nor is this necessarily indicative of future results. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements of the Company.

                              HOTYELLOW98.COM, INC.
                             PRO FORMA BALANCE SHEET
                                 APRIL 30, 1999
                                   (UNAUDITED)

                                           Historical
                                         --------------
                                         Union Chemical    Pro-Forma
                                          Corporation     Adjustments      Pro-Forma
                                         --------------   -----------      ---------
                     ASSETS

Other assets:
       Intangible assets                   $                $ 200,000       $ 200,000
                                           ---------        ---------       ---------
                                           $                $ 200,000       $ 200,000
                                           =========        =========       =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
       Common stock, par value $.001,
        shares authorized, 25,000,000;
        issued and outstanding,
        22,241,840                         $   1,522        $  20,720       $  22,242
       Additional paid in capital             13,696          179,280         192,976
       Accumulated deficit                   (15,218)              --         (15,218)
                                           ---------        ---------       ---------
                 TOTAL                     $      --        $ 200,000       $ 200,000
                                           =========        =========       =========

































                 See notes to the pro forma financial statements

                             HOTYELLOW98.COM, INC.
                       PRO FORMA STATEMENTS OF OPERATIONS
                    FOR THE FOUR MONTHS ENDED APRIL 30, 1999
                                   (UNAUDITED)




                          Historical
                        --------------
                        Union Chemical  HotYellow98.Com,
                         Corporation          Inc.          Pro-Forma
                        --------------  ----------------   -----------
Revenue                   $        --      $   832,589     $   832,589
Cost of  revenue                   --          106,437         106,437
                          -----------      -----------     -----------
Gross profit                                   726,152         726,152
                          -----------      -----------     -----------
Expenses                       13,552          546,187         559,739
                          -----------      -----------     -----------

Net income (loss)
before income taxes           (13,552)         179,965         166,413
Income taxes                                    56,580          56,580
                          -----------      -----------     -----------
Net income (loss)         $   (13,552)     $   123,385     $   109,833
                          ===========      ===========     ===========
Basic loss per common
share                     $     (0.01)     $      0.01     $        --
                          -----------      -----------     -----------
Weighted average
shares outstanding          1,521,840       20,720,000      22,241,840
                          ===========      ===========     ===========

                 See notes to the pro forma financial statements

                              HOTYELLOW98.COM, INC.
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                 APRIL 30, 1999
                                   (UNAUDITED)


1. The unaudited pro forma balance sheet as of April 30, 1999 presents the pro forma financial position of HotYellow98.Com, Inc. ("HotYellow," formerly known as Union Chemical Corporation (the "Company)) at April 30, 1999 as if the Company had issued 20,700,000 shares of its common stock to the shareholders of HotYellow98.Com, Inc., an Arizona corporation, for intangible assets at such date. The intangible assets have been valued at $200,000.

2. The unaudited pro forma statement of operations for the four months ended April 30,1999 reflect the results of HotYellow as if the transaction summarized in note 1 had occurred as of January 1,1999. Income taxes have been provided at a rate of 34%.





























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